News Release Takeda’s Zasocitinib Delivered Rapid and Durable Skin Clearance in a Convenient Once-Daily Pill, Affirming Promise to Reshape Psoriasis Care - About 70% of patients treated with zasocitinib achieved clear or almost clear skin (sPGA 0/1) at week 16 in Phase 3 plaque psoriasis studies - A significantly greater PASI 75 response rate versus placebo was observed as early as week 4 - Safety profile consistent with Phase 2b studies with no new safety signals identified OSAKA, Japan and CAMBRIDGE, Massachusetts, March 28, 2026 – Takeda (TSE:4502/NYSE:TAK) today announced new data from the two pivotal Phase 3 studies of zasocitinib (TAK-279), a next-generation, highly selective oral tyrosine kinase 2 (TYK2) inhibitor, in adults with moderate-to-severe plaque psoriasis (PsO).1 Presented as a late-breaking abstract at the 2026 American Academy of Dermatology (AAD) Annual Meeting, these data show that convenient once-daily oral zasocitinib demonstrated rapid and durable skin clearance with a safety profile consistent with Phase 2b studies.1,2 “Our goal in psoriasis treatment is clear or almost clear skin, and previously this has been achieved primarily with injectable therapies,” said Melinda Gooderham, MSc, MD, FRCPC, dermatologist, SKiN Centre for Dermatology, Peterborough, Ontario, Canada, principal investigator for the Latitude PsO studies and presenting author. “These efficacy and safety results show it’s possible for a once-daily pill to deliver rapid, lasting skin clearance, highlighting the potential of zasocitinib to become a leading oral treatment option for plaque psoriasis.” In the Phase 3 randomized, multicenter, double-blind, placebo- and active comparator- controlled Latitude PsO 3001 and 3002 studies, more than half of patients treated with zasocitinib achieved clear or almost clear skin at week 16, a key measure of treatment success: 1,2 • 71.4% and 69.2% of patients treated with zasocitinib achieved a static Physician Global Assessment (sPGA) score of 0/1 versus placebo (10.7% and 12.6%) and apremilast (32.1% and 29.7%) at week 16 (p<0.001).2 • 61.3% and 51.9% of patients treated with zasocitinib achieved Psoriasis Area and Severity Index (PASI) 90 versus placebo (5.0% and 4.0%) and apremilast (16.8% and 15.9%) at week 16 (p<0.001).2

Zasocitinib also demonstrated statistically significant improvements in complete skin clearance, an increasingly important treatment goal for patients with plaque psoriasis:1,2 • 39.9% and 33.7% of patients treated with zasocitinib achieved an sPGA score of 0 versus placebo (0.7% and 1.4%) and apremilast (8.0% and 6.5%) at week 16 (p<0.001).2 • 33.4% and 25.2% of patients treated with zasocitinib achieved a PASI 100 versus placebo (0.7% and 1.1%) and apremilast (2.9% and 4.3%) at week 16 (p<0.001).2 • Responses for co-primary and key secondary endpoints continued to increase through week 24 in both studies.2 In Latitude PsO 3002, rapidity of response was demonstrated as early as week 4 versus placebo (PASI 75: 16.8% for zasocitinib vs 4.3% for placebo, p<0.001).2 Among patients who achieved a PASI 75, PASI 90 or sPGA 0/1 response at week 40 and continued on zasocitinib throughout the study, over 90% maintained their response at week 60.2 Zasocitinib was generally well-tolerated.1,2 The safety and tolerability profile of zasocitinib in the Phase 3 studies remained consistent with prior studies. 1,2 Key findings across the two studies include: • Treatment-emergent adverse events (TEAEs) through week 16 were 62.1% for zasocitinib, 46.9% for placebo and 50.5% for apremilast.2 • The most common adverse events for zasocitinib treated patients through week 16 (≥5%) were upper respiratory tract infection (10.1%), nasopharyngitis (6.2%) and acne (6.5%), with no new safety signals identified.2 • Serious TEAEs through week 16 were 3.0% for zasocitinib, <1% for placebo and 1.5% for apremilast.2 “Our Phase 3 results demonstrate that highly selective TYK2 inhibition can offer many people with moderate-to-severe plaque psoriasis the potential for clear or nearly clear skin,” said Chinwe Ukomadu, MD, PhD, senior vice president and head, Gastrointestinal & Inflammation Therapeutic Area Unit at Takeda. “The positive data also underscore zasocitinib’s potential to deliver rapid and durable results with a favorable safety profile consistent with Phase 2b studies. We are working as quickly as possible with regulators to advance a potential new therapeutic option for patients seeking a safe, effective and convenient oral treatment.” Takeda is on track to submit a New Drug Application with the United States Food and Drug Administration and other regulatory authorities starting in fiscal year 2026. Results from the Phase 3 studies have no significant impact on the full-year consolidated forecast for the fiscal year ending March 31, 2026.

Takeda Investor Conference Call and Webcast Details Takeda will host an investor call to discuss the Phase 3 data and market opportunity for zasocitinib on March 28 at 6:30 p.m. MDT / 8:30 p.m. EDT / March 29 at 9:30 a.m. JST. Presentation slides and a virtual meeting registration link will be available here. An on-demand replay of the webcast will be made available on Takeda’s website after the conclusion of the event. About Plaque Psoriasis Psoriasis is a chronic immune-mediated inflammatory disease in which the body’s immune system causes inflammation which results in skin cells that multiply too quickly.3 Plaque psoriasis, the most common form of psoriasis, is characterized by raised, red, gray or purple patches of skin that are itchy, painful and covered by scales.4-6 Psoriatic plaques can cover any part of the skin surface but are mostly found on the scalp, face, arms and elbows, legs, knees, torso, genitals, nails and in skin folds.3,7 Many people living with psoriasis experience intense itching and burning from their psoriasis plaques that disrupt their daily lives.5,6 Patients also report that their symptoms negatively impact their mental health and quality of life and can lead to social isolation.8 Globally, an estimated 64 million people are living with psoriasis and about 80-90% of those have plaque psoriasis.9,10 About Zasocitinib (TAK-279) Zasocitinib is an investigational, next-generation, highly selective oral TYK2 inhibitor that maintains 24-hour inhibition of IL-23 plus other core disease-driving immune pathways.11,12 It has the potential to be a leading oral treatment option for people living with immune- mediated inflammatory diseases. Zasocitinib has more than 1-million-fold greater selectivity for TYK2 compared to other JAK enzymes, which could maximize TYK2 inhibition without impacting JAK1, 2 and 3 signaling, based on in vitro data.11,13 Takeda is currently evaluating the safety and efficacy of zasocitinib in a head-to-head study against deucravacitinib in plaque psoriasis and in Phase 3 studies in psoriatic arthritis.14-16 In addition, Phase 2 studies are ongoing in Crohn’s disease, ulcerative colitis, vitiligo and hidradenitis suppurativa (HS).17-20 Zasocitinib is an investigational compound that has not been approved for use by any regulatory authority. About the LATITUDE Psoriasis Phase 3 Studies The Latitude Phase 3 psoriasis studies (NCT06088043 and NCT06108544) are global, multicenter, randomized, double-blind, placebo- and active comparator-controlled studies to evaluate the efficacy, safety and tolerability of zasocitinib in adult patients with moderate-to- severe plaque psoriasis.21,22 The studies were conducted in 21 countries and enrolled 693 and 1,108 participants, respectively. The co-primary endpoints were the proportion of zasocitinib- treated patients achieving sPGA 0/1 and PASI 75 response compared to placebo at week

16.21,22 Ranked (key) secondary endpoints included comparisons versus placebo (week 16) and apremilast (week 16 and week 24).21,22 About Tyrosine Kinase 2 (TYK2) Inhibitors TYK2 is an intracellular enzyme and member of the Janus kinase (JAK) protein family.13,23,24 However, TYK2 is distinct from JAK1, 2 and 3 as it primarily regulates immune responses, whereas JAK1, 2 and 3 regulate broader biological processes. 13,23,24 TYK2 mediates IL-23 plus other immune and inflammatory signaling pathways that are fundamental to psoriasis, psoriatic arthritis and other immune-mediated inflammatory diseases.25 Highly selective allosteric inhibition of TYK2, with minimal inhibition of JAK1, 2 and 3, may be a promising therapeutic approach to target immune-mediated inflammation while potentially avoiding risks associated with inhibition of other members of the JAK family. 26 About Takeda Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com. Media Contacts Japanese Media Tsuyoshi Tada tsuyoshi.tada@takeda.com U.S. and International Media Jennifer Henesey Jennifer.Henesey@takeda.com Important Notice For the purposes of this notice, “press release” means this document, any oral presentation, any question-and-answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Forward-Looking Statements This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security- reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Medical Information This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. References: 1. The topline results of these studies were disclosed on December 18, 2025 in, “Takeda’s Zasocitinib Landmark Phase 3 Plaque Psoriasis Data Show Promise to Deliver Clear Skin in a Once-Daily Pill, Catalyzing a New Era of Treatment”. 2. Gooderham M, et al. Once-daily Oral Zasocitinib Demonstrates Rapid and Reproducible Skin Clearance with a Consistent Safety Profile in Moderate-to-Severe Plaque Psoriasis: Results from Two Randomized Phase 3 Trials (LATITUDE-PsO-3001 and 3002). Presented at American Academy of Dermatology 2026. 2026 Mar 28; Denver, CO. 3. Dhabale A, Nagpure S. Types of psoriasis and their effects on the immune system. Cureus. 2022 Sep 24;14(9):e29536. doi: 10.7759/cureus.29536. 4. Gkini MA, Nakamura M, Alexis AF, et al. Psoriasis in People With Skin of Color: An Evidence-Based Update. Int J Dermatol. 2025;64(4):667-677. doi:10.1111/ijd.17651 5. Taliercio VL, Snyder AM, Webber LB, et al. The Disruptiveness of Itchiness from Psoriasis: A Qualitative Study of the Impact of a Single Symptom on Quality of Life. J Clin Aesthet Dermatol. 2021;14(6):42-48. 6. Snyder AM, Taliercio VL, Webber LB, et al. The Role of Pain in the Lives of Patients with Psoriasis: A Qualitative Study on an Inadequately Addressed Symptom. J Psoriasis Psoriatic Arthritis. 2022;7(1):29-34. doi:10.1177/24755303211066928 7. Dopytalska K, Sobolewski P, Błaszczak A, Szymańska E, Walecka I. Psoriasis in Special Localizations. Reumatologia. 2018;56(6):392-398. doi:10.5114/reum.2018.80718. 8. Blackstone B, Patel R, Bewley A. Assessing and Improving Psychological Well-Being in Psoriasis: Considerations for the Clinician. Psoriasis (Auckl). 2022;12:25- 33.doi:10.2147/PTT.S328447.

9. AIQassimi S, AIBrashdi S, Galadari H, Hashim MJ. Global Burden of Psoriasis - Comparison of Regional and Global Epidemiology, 1990 to 2017. Int J Dermatol. 2020;59(5):566-571. doi: 10.llll/ijd.14864. 10. Mehta S, Sathe NC. Plaque Psoriasis. In: StatPearls. Treasure Island (FL): StatPearls Publishing; September 14, 2025. https://www.ncbi.nlm.nih.gov/books/NBK430879/. 11. Mehrotra S, Sano Y, Halkowycz P, et al. Pharmacological Characterization of Zasocitinib (TAK-279): An Oral, Highly Selective and Potent Allosteric TYK2 Inhibitor. May 26, 2025. J Invest Dermatol. 2025 May 27:S0022-202X(25)00531-7. doi:10.1016/j.jid.2025.05.014. 12. Shang L, et al. TYK2 in immune responses and treatment of psoriasis. J Inflamm Res. 2022;15:5373-5385. 2022 Sep 16. doi:10.2147/JIR.S380686 13. Leit S, Greenwood J, Carriero S, et al. Discovery of a Potent and Selective Tyrosine Kinase 2 Inhibitor: TAK-279. J Medicinal Chemistry.2023;66(15):10473- 10496.doi.org/10.1021/acs.jmedchem.3c00600. 14. A Study Comparing Zasocitinib (TAK-279) With Deucravacitinib in Adults With Plaque Psoriasis. ClinicalTrials.gov Identified: NCT06973291. Updated December 17, 2025. Accessed March 2026.https://clinicaltrials.gov/study/NCT06973291. 15. Study of Zasocitinib in Adults With Psoriatic Arthritis Who Have Not Taken Biologic Medicines. ClinicalTrials.gov Identifier: NCT06671483. Updated March 9, 2026. Accessed March 2026. https://clinicaltrials.gov/study/NCT06671483. 16. A Study of Zasocitinib in Adults With Psoriatic Arthritis Who Have or Have Not Been Treated With Biologic Medicines. ClinicalTrials.gov Identifier: NCT06671496. Updated March 9, 2026. Accessed March 2026. https://clinicaltrials.gov/study/NCT06671496. 17. A Study on the Safety of TAK-279 and Whether it Can Reduce Inflammation in the Bowel of Participants With Moderately to Severely Active Crohn's Disease. ClinicalTrials.gov Identifier: NCT06233461. Updated February 11, 2026. Accessed March 2026. https://clinicaltrials.gov/study/NCT06233461. 18. A Study on the Safety of TAK-279 and Whether it Can Reduce Inflammation in the Bowel of Participants With Moderately to Severely Active Ulcerative Colitis. ClinicalTrials.gov Identifier: NCT06254950. Updated March 13, 2026. Accessed March 2026. https://www.clinicaltrials.gov/study/NCT06254950. 19. A Study of Zasocitinib in Adults With Nonsegmental Vitiligo. ClinicalTrials.gov Identifier: NCT07108283. Updated March 13, 2026. Accessed March 2026. https://clinicaltrials.gov/study/NCT07108283. 20. A Takeda Presentation. Quarterly Results - Quarter 1 FY2025. Available at: https://assets-dam.takeda.com/image/upload/v1753839858/Global/Investor/Financial- Results/FY2025/Q1/qr2025_q1_p01_en.pdf. Accessed March 2026. 21. A Study About How Well TAK-279 Works and Its Safety in Participants With Moderate- to-Severe Plaque Psoriasis During 52 Weeks of Treatment. ClinicalTrials.gov Identifier: NCT06088043. Updated October 24, 2025. Accessed March 2026. https://clinicaltrials.gov/study/NCT06088043.

22. A Study About How Well TAK-279 Works and Its Safety in Participants With Moderate- to-severe Plaque Psoriasis During 60 Weeks of Treatment With a Withdrawal and Retreatment Period. ClinicalTrials.gov Identifier: NCT06108544. Updated November 11, 2025. Accessed March 2026. https://clinicaltrials.gov/study/NCT06108544. 23. Muromoto R, Oritani K, Matsuda T. Current Understanding of the Role of Tyrosine Kinase 2 Signaling in Immune Responses. World J Biol Chem. 2022;13(1):1–14. doi:10.4331/wjbc.v13.i1.1. 24. Danese S, Peyrin-Biroulet L. Selective Tyrosine Kinase 2 Inhibition for Treatment of Inflammatory Bowel Disease: New Hope on the Rise. Inflamm Bowel Dis. 2021;27(12):2023-2030. doi: 10.1093/ibd/izab135. 25. Rusiñol L, Puig L. Tyk2 Targeting in Immune-Mediated Inflammatory Diseases. Int J Mol Sci. 2023;24(4):3391. Published 2023 Feb 8. doi:10.3390/ijms24043391. 26. Krueger JG, McInnes IB, Blauvelt A. Tyrosine Kinase 2 and Janus Kinase‒Signal Transducer and Activator of Transcription Signaling and Inhibition in Plaque Psoriasis. J Am Acad Dermatol. 2022;86(1):148-157. doi:10.1016/j.jaad.2021.06.869.